SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934

                              Service Bancorp, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   81756X 10 3
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                                 (CUSIP Number)

 Kenneth R. Lehman, 1408 North Abingdon Street, Arlington, Virginia 703.812.5230
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                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                January 14, 2009
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.                                                    NAME OF REPORTING PERSONS:
                                                      Kenneth R. Lehman and Joan
                                                      A. Lehman

     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  NA

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [X] (b) [ ]

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3. FOR SEC USE ONLY

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4. SOURCE OF FUNDS PF, BK and OO

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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                  [ ]
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

CUSIP No. 81756X 10 3                                          Page 2 of 4 Pages

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6. CITIZENSHIP USA

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NUMBER OF         (7)   SOLE VOTING POWER                       0
SHARES            --------------------------------------------------------------
BENEFICIALLY      (8)   SHARED VOTING POWER                     157,547
OWNED BY          --------------------------------------------------------------
EACH              (9)   SOLE DISPOSITIVE POWER                  0
REPORTING         --------------------------------------------------------------
PERSON WITH       (10)  SHARED DISPOSITIVE POWER                157,547

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11. AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON                             157,547

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                           [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.4%

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14. TYPE OF REPORTING PERSON IN

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This Statement on Schedule 13D, originally filed on September 15, 2003, as amended on November 7, 2003, January 13, 2004 and August 26, 2004, is hereby amended as set forth below.

Item 5.  Interest in Securities of the Issuer

(a) Aggregate number of shares beneficially owned by the Reporting Persons is 157,547, or 9.4% of the Company's outstanding shares.

(b) Neither Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of any shares of Common Stock. Each Reporting Person shares the power to vote, direct the vote of, dispose of, or direct the disposition of 157,547 shares of Common Stock.

CUSIP No. 81756X 10 3                                          Page 4 of 4 Pages


(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Stock within the past sixty days, all of which were on the open market, are set forth in Schedule A and are incorporated by reference.


(d) No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e)      Not applicable.


Item 7.  Materials to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 15, 2009

/s/ Kenneth R. Lehman

/s/ Joan Abercrombie Lehman

                                                Schedule A

Date of Transaction        Number of Shares Sold     Price per share (excluding any commissions)
-------------------        ---------------------     -------------------------------------------
    12/29/2008                         5,800                                  $25.59
    12/30/2008                         2,600                                  $25.50
    12/31/2008                        12,600                                  $25.50
    01/02/2009                           995                                  $25.89
    01/12/2009                         1,500                                  $26.70
    01/14/2009                         1,000                                  $26.90
    01/14/2009                         2,500                                  $26.90
    01/15/2009                         3,500                                  $26.70